December 15, 2015

VIA EDGAR

Jaime G. John
Accounting Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Mailstop 3233
Washington, D.C. 20549

Re:  Apple REIT Ten, Inc.
 Form 10-K for the year ended December 31, 2014
 Filed March 6, 2015
 File No. 000-54651

This letter is being submitted on behalf of Apple REIT Ten, Inc. (“the Company”) in response to your letter dated December 2, 2015.  The letter repeats the comments from your letter in bold together with our responses.

Item 5. Market For Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 24

1.
We note the $11.55 fair value estimate of your common shares. Please tell us and revise your disclosure in future filings to provide additional details regarding the calculation of your fair value estimate including the fair value of properties, fair value of other assets, fair value of mortgage debt and fair value of other liabilities, if material. Additionally, we note that your fair value estimate was based upon a third party valuation. Describe management’s role in the valuation process and clearly specify the party ultimately responsible for the valuation.

In providing the fair value estimate the Company engaged KPMG LLP to assist in developing the estimate and used a total consolidated Company approach.  Under the income approach the Company utilized current and projected cash flows for the consolidated Company in calculating the estimated discounted cash flow and under the market approach the Company utilized consolidated Company metrics in applying the referenced multiples.  The following is a summary of the details of the fair value estimate at the mid-point of the range:

(in millions except per share data)
Estimated Fair Value of Real Estate	$1,182
Estimated Fair Value of Other assets and liabilities, net	60
Estimated Fair Value of Outstanding Debt	(123)
Estimated Fair Value of Equity	$1,119

Common Shares including conversion of Series B Convertible Preferred Shares	96.9

Estimated Value per Share	$11.55

In future reports, including similar estimates of per share value, the Company will provide the above, or similar, detail.

As noted above, in developing the estimate of fair value, the Company engaged KPMG LLP to assist with the calculation and provide recommendations on appropriate methodologies and inputs.  Management of the Company prepared forecasts, based on anticipated trends in the industry, budgets and actual results, which were used in the calculation.  Management reviewed the calculations prepared by KPMG LLP and the various inputs and concluded the estimated range of values were reasonable.  Management also updated its Board of Directors on its process and resulting valuations.  In future filings including similar estimated values per share, the Company will provide additional information regarding its process of reviewing the third party valuation and further clarify that the estimated value is being provided by and is the responsibility of management of the Company. In future filings when per share valuations are provided, the Company will add, beginning after the sentence included in the 10-K that reads: “The estimated value was not based on an appraisal of the Company’s assets.” the following:
  The valuation was based on the Company’s actual and forecasted operating results and the valuation methodologies and calculations were reviewed by management of the Company and are considered reasonable.

2.
We note that you provided a sensitivity analysis on page 25 related to EBITDA growth rate. We further note your disclosure on page 24 which highlights the discount rate and terminal capitalization rate as assumptions used in your discounted cash flow model.  Please provide to us a similar sensitivity analysis for your discount rate and terminal capitalization rate and tell us how you considered including an analysis for either or both of these assumptions in your filing.

The Company will provide sensitivity analysis for the discount rate and terminal capitalization rate in future filings that include estimated per share values.  At December 31, 2014, a 50 basis point change in the discount rate changed the estimated value by approximately $0.11 per share, all other assumptions remaining the same, and a 50 basis point change in the terminal capitalization rate changed the estimated value per share by approximately $0.30 per share, all other assumptions remaining the same.

The Company considered providing similar sensitivity analysis for other variables in the estimated value, however concluded EBITDA growth was the variable most specifically related to the Company and would be the easiest for an investor to monitor on an ongoing basis.

As requested in your letter, the Company acknowledges the following:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Please let me know if you have any questions or if we can provide additional information.  My direct number is (804) 727-6330.

 Sincerely,

Apple REIT Ten, Inc.

By: /s/ Bryan Peery
Bryan Peery
Chief Financial Officer

Cc:	Mark Rakip - Staff Accountant
James Anderson - McGuire Woods
Justin Knight
David Buckley